UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
iMagic Games, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
North Carolina

Date of organization
March 22, 2018

Physical address of issuer
100 Club Drive, Suite 203, Burnsville, NC 29714

Website of issuer
https://corporate-ient.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 8, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5 full time

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$60,869	$47,982
Cash & Cash Equivalents	$ 49,435	$ 37,511
Accounts Receivable	$10,183	$9,052
Short-term Debt	$322,751	$250,580
Long-term Debt	$0	$0
Revenues/Sales	$ 150,944	$ 164,063
Cost of Goods Sold	$24,868	$25,064
Taxes Paid	$0	$0
Net Income	$ (352,483)	$ (627,678)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 6, 2018

iMagic Games, Inc.





Up to $1,070,000 of Crowd Notes


iMagic Games, Inc. dba iEntertainment Network Inc., ("iMagic Games"), the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 8, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by June 8, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 8, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://corporate-ient.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/imagicgames

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

iMagic Games, Inc. is a State of North Carolina C-Corporation, formed on March 22, 2018. The Company is currently also conducting business under the name of iEntertainment Network, Inc. For the avoidance of doubt, iEntertainment Network, Inc. is the Parent Company of iMagic Games. Currently, iMagic Games does not hold any assets and it has not conducting any operations. References herein to the operations, assets, or financial status of iMagic Games are in reference to the same of iEntertainment Network, Inc. Upon a successful raise, all assets will be moved to the owernship of iMagic Games.

The Company is located at 100 Club Drive, Suite 203, Burnsville, NC 29714.

The Company's website is https://corporate-ient.com.

The Company, a wholly owned subsidiary, was previously operated through iEntertainment Network, Inc. ("Parent Company"). The Parent Company was incorporated under the laws of the State of Maryland on June 16, 1994 under the name SP Enterprises, Inc. and changed its name to Interactive Magic, Inc. in March 1996. In June 1998, the Company reincorporated in North Carolina. The Parent Company developed and published simulation computer games. In 1998, Interactive Magic went public via SEC Form SB-2 (Registration Statement for Securities to be Sold to the Public by Certain Small Business Issuers). In 1999, the Parent Company was sold to a venture capitalist, at which point, John Stealey left the company, and the Parent Company changed its name to "iEntertainment Network, Inc." John Stealey returned to the Parent Company in 2002.

On August 13, 2010, the Parent Company was temporarily dissolved pursuant to N.C.G.S. Section 55-14-21 for failure to file an annual report. On November 23, 2010, the Company filed for reinstatement, which reinstatement was granted.

In order to conduct this Offering, the Parent Company reorganized whereby it formed the Company as a North Carolina c-corporation on March 22, 2018. The reorganization will be completed after this Combined Offering by the Parent Company's shareholders contributing their shares in the Parent Company in exchange for shares in the Company. At that time, iEntertainment, the Parent Company, will transfer all assets of iEntertainment Network Inc. to iMagic Games Inc. pursuant to the Asset Assignment Agreement. The Company has not yet commenced principal operations, and plans to commence principal operations after this Combined Offering. There is a risk that if sufficient financing is not received as part of the current capital raise, the commencement of principal operations may be delayed for a period of time, or indefinitely.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/imagicgames and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$500
Offering deadline	June 8, 2018
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 12, 14, 15, 17, 18 and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company operates in highly competitive industries and its success depends on its ability to effectively compete with numerous domestic and foreign businesses. The Company faces significant competition in their businesses and in the evolving gaming industry, not only from traditional competitors but also from a number of other domestic and foreign providers, some of which have substantially greater financial resources and/or experience than the Company. Many of the Company's competitors are large, well-established companies, with substantially larger operating staffs and greater capital resources and have been engaged in the design, manufacture, and operation of gaming products for many years. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect the Company's competitive position, the likelihood that the Company's products and services will achieve initial market acceptance and an ability to generate meaningful additional revenues from products.

The Company's success depends in part on its ability to develop, enhance and/or introduce successful gaming concepts and game content. Demand for its products and the level of play of its products could be adversely affected by changes in player preferences. The Company believes that creative and appealing game content will produce significant revenue for its games and will provide them with a competitive advantage, which in turn would enhance revenue and the Company's ability to attract new business and to retain existing business. There can be no assurance that the Company will be able to create or sustain the success of its planned game content or effectively develop or obtain from third parties game content that would be widely accepted by customers. The Company's revenues are dependent on the earning power and life span of its games. The Company therefore faces continuous pressure to design and deploy new and successful game themes and technologically innovative products to maintain revenue and remain competitive. If the Company is unable to anticipate or react timely to significant changes in player preferences, the demand for its gaming products and the level of play of its gaming products could decline.

If the Company is unable to protect its intellectual property, the value of its brand and other intangible assets may be diminished, and its business may be seriously harmed. A need to license or acquire new intellectual property, could cause the Company to incur substantial costs. The Company aims to protect its confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with its employees, consultants, advisors, and third parties who access or contribute to its proprietary know-how, information, or technology. The Company also relies on trademark, copyright, patent, trade secret, and domain-name-protection laws to protect its proprietary rights. In the United States and internationally, the Company has filed various applications to protect aspects of its intellectual property, and it currently holds trademarks and registered copyrights. In the future the Company may acquire additional intellectual property, which could require significant cash expenditures. However, third parties may knowingly or unknowingly infringe its proprietary rights, third parties may challenge the Company's proprietary rights, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which the Company operates or intends to operate. In any of these cases, it may be required to expend significant time and expense to prevent infringement or to enforce its rights. Although the Company has taken measures to protect its proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to compete with its business. From time to time, the Company may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that the Company has developed using such software, which could include proprietary source code. Any intellectual enforcement efforts iMagic Games seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company has permitted its intellectual property to lapse. Obtaining and maintaining intellectual property protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental agencies, and the Company's protection could be reduced or eliminated for noncompliance with these requirements. The USPTO and various foreign governmental agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of intellectual property include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In particular, the Company has permitted its trademarks to lapse and be abandoned for: "iEntertainment", "WarBirds", "Warbirds II", "Warbirds III", "Rated I", "Woogle", "INetwork", among others. A dead or abandoned status for a trademark application means that specific application is no longer under prosecution within the USPTO, and would not prevent another party from filing for that same trademark protection.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on John Stealey who is a founder and key employee of the Company. The loss of John Stealey or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the CPA has noted that the Company has incurred losses from inception of approximately $49,151,306 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Parent Company has a complicated operating history which includes being taken public, being taken private, retiring of debt, and the sale of common stock to friends and family of the management team. This has resulted in the Parent Company having several thousand investors which may pose operational challenges to the Company. The complicated history may be an indication of executive mismanagement and may be an indicator of future financial and governance issues.

If the Company fails to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures, its ability to operate could be substantially impaired. Prior to this offering, the Parent Company has had a complicated operating history, and has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, on August 13, 2010, the Parent Company was temporarily dissolved pursuant to N.C.G.S. Section 55-14-21 for failure to file an annual report. On November 23, 2010, the Company filed for reinstatement, which reinstatement was granted. This occurrence may indicate ineffective current controls, mismanagement, or failure by executives to perform routine duties. In addition, in the course of producing the Reviewed Financials, which are attached to the Form C as Exhibit B, independent registered accountants found deficiencies in internal controls with respect to the Company's issuances of equity securities and granting of stock options, as well as the booking of equity and debt. Due in part to these deficiencies, certain issuances of capital stock and option grants were not documented or properly authorized in compliance with all corporate law requirements. The Company has taken actions to remediate the deficiencies with respect to the issuance of equity securities and the granting of stock options. The Company, however, cannot assure that such actions will be successful in remediating the deficiencies.

The majority of the Company's projected revenue is based on media partner games which have yet to be released. If the Company is unable to deliver these games to their media promotion partners or if these games are not well received by the market, the Company may be unable to meet its growth projections and may be unable to meet its financial obligations.

The Company's projections rely substantially on products which have not yet been fully developed or launched, and do not represent revenue from the Company's current portfolio of games. iMagic Game's largest game is currently generating approximately $9,000 in revenue each month, substantially less than the projected revenue in its business model. If the Company's new releases cannot generate more meaningful revenue, the Company may be unable to meet its financial obligations and may be unable to meet its growth projections.

iMagic Games is dependent upon third-party development companies to build its games. These third-party development groups may be unable to meet the Company's timeline or quality expectations. If the Company is unable to pay these third-party development groups or if these groups experience financial distress, iMagic Games may be left with no product to deliver to its media partners. The Company's operating results could be adversely affected by an interruption or cessation in the development of this content or a serious quality assurance lapse. The Company may be unable to find adequate replacements for its developers within a reasonable time frame, on favorable commercial terms or at all. Development costs may unexpectedly increase and the Company may not be able to successfully recover any or all of such cost increases.

The Company has a cash position of approximately $17,600, which represents approximately less than two months of runway. If the Company is unable to raise additional capital, it may be unable to meet its financial obligations and may miss its growth projections.

The Company's quarterly operating results have fluctuated significantly in the past and will likely fluctuate significantly in the future depending on a variety of factors, several of which are not in the Company's control. Such factors include the demand for the Company's products and the products of its competitors, the size and rate of growth of the interactive entertainment software market, development and promotional expenses related to the introduction of new products or enhancements, the degree of market acceptance for the Company's new product introductions and enhancements, the timing of orders from significant customers, delays in shipment, the level of price competition, changes in computing platforms, the nature and magnitude of product returns, order cancellations, software defects and other quality problems, the length of product life cycles, the percentage of the Company's sales related to international sales and changes in personnel. A significant portion of the Company's operating expenses is relatively fixed, and planned expenditures are primarily based on expectations regarding future sales; as a result, operating results in any given quarter would be disproportionately adversely affected by a decrease in sales or a failure to meet the Company's sales expectations. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will become profitable or sustain profitability on an annual or quarterly basis. Based on the foregoing, the Company believes that period-to-period comparisons of operating results should not be relied upon as indicative of future results.

The Company's success depends on the timely introduction of successful new products. The development of new products is lengthy, expensive and uncertain, and a product's development typically requires six to 24 months to complete from the time a new concept is approved. In addition, product development of online products continues for the life of the product. Many of the Company's proposed products are in early stages of development, and the Company will be required to commit considerable time, effort and resources to complete development of its currently proposed products. The Company has, in the past, experienced significant delays in the introduction of certain new products and there will likely be delays in developing and introducing new products in the future. In addition, because many of the Company's products are developed for it by third parties, the Company cannot always control the timing of their introduction. While the Company maintains production arrangements with its third-party developers, provides them with certain software tool kits to promote quality control and monitors their progress, there can be no assurance that delays in the work performed by third parties or poor quality of such work will not result in product delays. Unanticipated delays, expenses, technical problems or difficulties could cause the Company to miss an important selling season with a corresponding negative impact on revenues and net income or result in abandonment or material change in product commercialization.

There can be no assurance that the Company will be able to successfully develop any new products on a timely basis or that technical or other problems will not occur which would result in increased costs or material delays. In addition, software products as complex as those offered by the Company may contain undetected errors when first introduced. Despite extensive product testing, the Company has, in the past, released products with defects and has discovered software errors in certain of its product offerings after their introduction. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. There can be no assurance that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments. Remedying such errors may delay the Company's plans, cause it to incur additional costs and adversely affect its reputation.

The level of demand and market acceptance for the Company's newly introduced products is subject to a high degree of uncertainty. Software acquisition and development costs, as well as promotion and marketing expenses, royalties and third-party participations payable to software developers, creative personnel, musicians and others, which reduce potential revenues derived from software sales, have increased significantly in recent years. The Company's future operating results will depend on numerous factors beyond its control, including the popularity, price and timing of new entertainment software products being released and distributed, international, national, regional and local economic conditions (particularly economic conditions adversely affecting discretionary consumer spending), changes in consumer demographics, the availability of other forms of entertainment, critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted. The Company's ability to plan for product development and promotional activities will be significantly affected by its ability to anticipate and respond to relatively rapid changes in consumer tastes and preferences, particularly those of the consumers. A decline in the popularity of software games or in the interactive entertainment software industry generally or in particular market segments could adversely affect the Company's business and prospects. In addition, the success of the Company's strategy to capitalize on online games will depend in part upon market acceptance of online games and a "pay-for-play" model. Online game play is a new and evolving concept, and it is difficult to assess or predict with any assurance the size of the market for online games or its prospects for growth. There can be no assurance that a viable market for online games will develop, that the Company will be successful in developing additional products for online use or that the Company's products for this market will achieve widespread market acceptance.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A significant portion of the Company is owned by a small number of owners. Subject to any fiduciary duties owed to our other owners or investors under North Carolina law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
As an established digital games publisher founded by experienced creators of 150+ games, iMagic Games is joining up with new media partners (Discovery Communications and Valiant Entertainment) to grow its existing portfolio.

Business Plan
iMagic Games, Inc. is a game developer and publisher of online, mobile, and PC/Mac games, built by industry veterans. iMagic Games has an existing portfolio of successful computer games with a focus on military simulation, that it believes can be updated and re-released (primarily by improving graphics and making the game compatible with existing digital play systems). The Company's current product lines include the World War II Combat Flight Simulation series, WarBirds; a mobile WarBirds game for iOS; a series of Bow Hunting mobile games; and a series of single player military simulation games. In addition, the Company plans to release a new series of mobile and online games with Discovery Communications (Red Crimes: Hidden Murders) and Valiant Entertainment (Valiant Puzzle Warriors) in 2018 and beyond.

Planned Games: 2018 and Beyond

The leadership team believes that publishing games for audiences with subject-matter or character affinities will help reduce player acquisition costs and increase the odds of game success. To accomplish this, iMagic Games has two signed media partners with large audiences: Discovery Communications and Valiant Entertainment.

- With **Discovery Communications**, iMagic Games intends to produce three murder/mystery/crime games for Investigation Discovery (ID), one of Discovery's fastest growing networks. The first release, expected July 2018, is Red Crimes: Hidden Murders. To produce this game, iMagic Games has teamed up with the Gamaga development company. Gamaga has a track record of producing successful games: its simulation game in 2017 generated over 10 million downloads in six months and significant revenues. iMagic Games' planned versions II and III are proposed to be released in 2019 for ID Network.
- **Valiant Entertainment** is a comic book company, recently acquired by a Chinese backed company. iMagic Games has its first game for Valiant in production currently intended for a mid-2018 release.

iMagic Games intends to leverage its development capabilities to make games that can be serialized with multiple releases, and partner with media companies to leverage their recognized intellectual properties.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile and video games	Online and mobile games including WarBirds, Dawn of Aces, and M4 Tank Brigade	Individual players of video games, primarily adult males, aged 25-60

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are individual video game players, primarily male adults (between the ages of 25 and 60).

Intellectual Property

Although the Company has previously applied for and registered intellectual property with the USPTO for a variety of trademarks, those trademarks have been permitted to lapse, and are now either dead or abandoned. As a result, Company does not have any registered intellectual property on which it can rely.

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Murder II Discovery	50%	50%	50%

Development			
Red Crimes Development	20%	20%	20%
WarBirds Mobile Development	20%	20%	20%
Marketing	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
John Stealey	Chairman of the Board of Directors and Chief Executive Officer (January 2015 – August 1999); Chief Executive Officer (January 2002 - present)	Strategizes and guides courses of action in operations by staff; oversees corporate operations; promotes and supports organization mission.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 full time employees in North Carolina. In addition, as part of its business model, the Company contracts with development firms to produce games. Currently, the Company has 43 contractors globally, including, but not limited to in Wales, the United Kingdom, Chile, and North Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Parent Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	136,891,926	Yes	Holders of common stock will vote on actions of the Company that will affect the conversion of the Crowd Notes	100	None
Options	38,000,000	No	In Parent Company IENT	0	None

The Parent Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Credit Card	BB&T Bank	$24,000	Monthly	N/A	None	N/A	N/A

Ownership

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

iEntertainment Network, Inc., which is the Parent Company of iMagic Games, is a North Carolina corporation headquartered in Cary, North Carolina. The Company is a game developer and publisher of online, mobile, and PC/Mac games. The Company's current product line includes the World War II combat flight simulation, WarBirds, a mobile WarBirds game for iOS, a series of Bow Hunting mobile games, a series of single player military simulation games, and new series of mobile and online games for its Media Partners in 2018 and beyond.

The Company primarily records revenue from two sources, royalties from third parties for the rights to use the Company's games, and from in-game purchases through the Company's own online and mobile applications. Revenue from monthly royalties paid by third parties are recorded when due to the Company based on contractual agreements. The Company recognizes revenue for in-game at the time of purchase.

The Company has incurred losses from inception of approximately $49,151,306. For the Financial Year ended 2016, the Company received revenues of $164,063, and experienced a net loss of $627,678, and for the Financial Year ended 2017, the Company received revenues of $150,944, and experienced a loss of $352,483.

Subsequent Transaction

iMagic Games, the subsidiary of iEntertainment Network, Inc., although formed, does not currently contain any assets. Upon campaign success, iEntertainment has agreed to contribute the business to iMagic Games. This requires the assignment of each individual asset and the assignment and assumption of each assumed liability. In addition to the assignment of assets and assumptions of liabilities, outstanding iEntertainment option agreements would be replaced by iMagic Games option agreements. Furthermore, this subsequent transaction would include an iMagic Games restrictive covenant (to be executed by all iMagic Games employees that would include:

- An agreement by the employee to keep iMagic Games's proprietary information confidential and to use it only in his employment by iMagic Games.
- The employee's assignment to iMagic Games of all intellectual property developed by the employee during his or her employment by iMagic Games.
- An agreement by the employee not to compete with iMagic Games during his or her employment by iMagic Games and for a specified period thereafter.
- An agreement by the employee not to solicit for employment or contractor services by a third party any of iMagic Games' employees/contractors during his or her employment by iMagic Games and for a specified period thereafter.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $17,605 in cash on hand as of January 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 8%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Parent Company has conducted the following transactions with related persons:

During the year ended December 31, 2017, a shareholder of the Parent Company was issued a convertible note payable in the amount of $25,000.

The notes bear interest at 12% per annum, and mature 24 months from the date six months from the release of the game Red Crimes, expected on July 15, 2018. The Red Crimes game will require an estimated $300,000 to launch. Once the $300,000 is received by lenders under notes with similar terms, repayment on all loans is as follows:

- Principal and accrued interest payments will be due quarterly, first being applied to interest, six months from the release date of Red Crimes game. Lenders will have the right to convert all or part of their repayment into common shares of the Parent Company at ten cents ($.10) per share upon notice that the Parent Company intends to make a payment on any due amounts.

These notes also include royalty provisions to be paid to the note holders. On a quarterly basis, the Parent Company will make an additional payment equal to 12% of the net cash revenue share received by the Parent Company from the sale of the Red Crimes game after certain contractual deductions, as defined in the promissory notes. This revenue share will be allocated ratably based on the lenders' initial loan balance relative to the $300,000 required to launch the game.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None

OTHER INFORMATION

Bad Actor Disclosure
Not Applicable

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Stealey
_____
(Signature)

John Stealey
_____
(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Stealey
_____
(Signature)

John Stealey
_____
(Name)

Director
_____
(Title)

April 6, 2018
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

iEntertainment Network, Inc.

A North Carolina Corporation

FINANCIAL STATEMENTS (Unaudited) and
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

For the Years Ended December 31, 2017 and 2016

TABLE OF CONTENTS

iEntertainment Network, Inc.
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 49,435	$ 37,511
Accounts receivable - trade	10,183	9,052
Prepaid expenses	1,251	1,419
Total current assets	60,869	47,982
Software and related equipment, net	-	28,699
Total assets	$ 60,869	$ 76,681
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 29,123	$ 35,668
Accrued interest	1,742	23,026
Convertible note payable - related party	25,000	-
Convertible notes payable	266,886	191,886
Total current liabilities	322,751	250,580
Total liabilities	322,751	250,580
Commitments & Contingencies	-	-
Stockholders' equity		
Preferred stock, 20,000,000 authorized at par value $.01 per share, no shares issued as of December 31, 2017 and 2016	-	-
Common stock, 180,000,000 authorized at par value $.01 per share, 134,891,926 and 125,601,926 issued and outstanding as of December 31, 2017 and 2016, respectively	1,348,919	1,256,019
Additional paid-in capital	47,540,505	47,368,905
Accumulated deficit	(49,151,306)	(48,798,823)
Total stockholders' equity	(261,882)	(173,899)
Total liabilities and stockholders' equity	$ 60,869	$ 76,681

See accountants' review report and accompanying notes to the financial statements.

iEntertainment Network, Inc.
STATEMENTS OF OPERATIONS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Revenue	$ **150,944**	$ 164,063
Cost of sales	**24,868**	25,064
Gross margin	**126,076**	138,999
Operating expenses		
General and administrative	**220,642**	328,859
Contract services	**125,119**	145,852
Professional fees	**20,160**	16,369
Advertising and promotion	**13,776**	20,641
Amortization	**593**	18,701
Total operating expenses	**380,290**	530,422
Net loss from operations	**(254,214)**	(391,423)
Other income (expense)		
Interest expense	**(1,742)**	-
Loss on dissolution of subsidiary	**(50,000)**	(100,000)
Loss on related party receivables	**(23,947)**	(110,000)
Gain on settlement of debt	**5,526**	1,850
Impairment of software and related equipment	**(28,106)**	(28,105)
Total other income (expense)	**(98,269)**	(236,255)
Net loss Before Income Tax	**(352,483)**	(627,678)
Provision for Income Tax	**-**	-
Net loss	$ **(352,483)**	$ (627,678)

See accountants' review report and accompanying notes to the financial statements.

iEntertainment Network, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

As of December 31, 2017 and 2016

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2015	106,636,926	$ 1,066,369	$ 46,976,555	$ (48,171,145)	$ (128,221)
Shares issued for cash	5,465,000	54,650	262,350		317,000
Shares issued for exercised warrants	1,000,000	10,000	40,000		50,000
Shares issued for exercised options	500,000	5,000	20,000		25,000
Shares issued for subsidiary acquisition	10,000,000	100,000	-		100,000
Shares issued for services	2,000,000	20,000	70,000		90,000
Net Loss				(627,678)	(627,678)
Balance on December 31, 2016	125,601,926	1,256,019	47,368,905	(48,798,823)	(173,899)
Shares issued for cash	3,340,000	33,400	133,600		167,000
Shares issued for settlement of debt	350,000	3,500	14,000		17,500
Shares issued for subsidiary acquisition	5,000,000	50,000	-		50,000
Shares issued for services	600,000	6,000	24,000		30,000
Net Loss				(352,483)	(352,483)
Balance on December 31, 2017	134,891,926	$ 1,348,919	$ 47,540,505	$ (49,151,306)	$ (261,882)

See accountants' review report and accompanying notes to the financial statements.

4

iEntertainment Network, Inc.
STATEMENTS OF CASH FLOWS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (352,483)	$ (627,678)
Adjustments to reconcile net income to net cash used by operating activities:		
Amortization expense	593	18,701
Impairment charge	28,106	28,105
Common stock issued for services	30,000	90,000
Loss on dissolution of subsidiary	50,000	100,000
Loss from related party receivables	23,947	110,000
Changes in operating assets and liabilities:		
Accounts receivable - trade	(1,131)	(6,398)
Prepaid expenses	168	256
Accounts payable	(6,545)	(37,532)
Accrued interest	(3,784)	23,026
Net cash used by operating activities	(231,129)	(301,520)
Cash flows from investing activities:		
Loans to related parties	(23,947)	(110,000)
Net cash used by investing activities	(23,947)	(110,000)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes	100,000	-
Proceeds from issuance of common stock	167,000	317,000
Proceeds from exercise of warrants	-	50,000
Proceeds from exercise of options	-	25,000
Net cash provided by financing activities	267,000	392,000
Net increase (decrease) in cash and cash equivalents	11,924	(19,520)
Cash and cash equivalents, beginning	37,511	57,031
Cash and cash equivalents, ending	$ 49,435	$ 37,511
Disclosure of non-cash activities:		
Settlement of debt for equity	$ 17,500	$ -
Shares issued for acquisition of subsidiary	$ 50,000	$ 100,000
Supplemental Disclosures:		
Cash paid for taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

iEntertainment Network, Inc. ("the Company") is a North Carolina corporation headquartered in Cary, North Carolina. The Company is a game developer and publisher of online, mobile, and PC/Mac games. Its staff has developed more than 500 successful games since 1982. Many of these games have sold more than 1,000,000 copies, including the world-famous F-15 Strike Eagle, F-19 Stealth Fighter, M1 Tank Platoon, Silent Service, Pirates, Civilization, and more. The Company's current product line includes the world-famous World War II combat flight simulation, WarBirds, a mobile WarBirds game for iOS, a series of Bow Hunting mobile games, a series of single player military simulation games, and new series of mobile and online games for its Media Partners in 2018 and beyond.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue, only when all of the following criteria have been met: (1) Persuasive evidence of an arrangement exists; (2) Delivery has occurred or services have been rendered; (3) The fee for the arrangement is fixed or determinable; and (4) Collectability is reasonably assured.

The Company primarily records revenue from two sources, royalties from third parties for the rights to use the Company's games, and from in-game purchases through the Company's own online and mobile applications. Revenue from monthly royalties paid by third parties are recorded when due to the Company based on contractual agreements. The Company recognizes revenue for in-game at the time of purchase.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $13,776 and $20,641 in advertising costs, respectively, recorded under the heading 'Advertising and promotion' in the statements of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable - Trade

Revenues that have been recognized but not yet received are recorded as accounts receivable. Losses on receivables will be recognized when it is more likely than not that a receivable will not be collected. An allowance for estimated uncollectible accounts will be recognized to reduce the amount of receivables to its net realizable value. Management determines allowance for uncollectable accounts on a customer by customer basis. Receivables are $10,183 and $9,052 as of December 31, 2017 and 2016, respectively. Management determined no allowance for uncollectable accounts were necessary at either December 31, 2017 or 2016.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, considered to be cash equivalents. The Company holds its cash in bank deposit accounts, insured up to $250,000 by FDIC. From time to time, cash balance may exceed federally insured limits.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitations of three years from the due date of the return. It also accounts for state income taxes base on the provisions promulgated by the North Carolina Department of Revenue, which has a statute of limitations of three years.

The Company currently has a tax net operating loss (NOL) of $39,680,516 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985: Software. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment was considered necessary by management for internally developed software, resulting in net impairment adjustments for the amounts of $28,106 and $28,105 at December 31, 2017 and 2016, respectively.

IENTERTAINMENT NETWORK, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2017 and 2016

Equipment

Equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Risks and Uncertainties

Since the Company's inception, it has contracted and designed over 500 games for distribution. As older versions of gaming software become obsolete, the Company is tasked with designing new games and new versions of games to keep up with demand and maintain its operating revenues. The Company is dependent upon additional capital resources for the commencement of its continued principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's future software development plans or failing to profitably operate the business.

Subsequent Events

The Company has evaluated subsequent events through March 26, 2018, the date these financial statements were available to be issued.

During February and March 2018, the Company issued $127,500 in convertible notes. The notes bear interest at 12% per annum, payable in installments every 3 months beginning July 15, 2018, and has the same conversion and repayment provisions as outlined in Note 3.

NOTE 2 – EQUIPMENT AND SOFTWARE

Software and related equipment consist of the following at December 31:

	2017	2016
Software	$ 58,789	$ 86,895
Related equipment	2,599	5,067
	61,388	91,962
Accumulated amortization	(61,388)	(63,263)
Software and related equipment, net	$ -	$ 28,699

Amortization expense for the years ended December 31, 2017 and 2016, was $593 and $18,701, respectively.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

At both December 31, 2017 and 2016, there was $191,886 of a convertible note payable, issued in 2013 and 2014, that was due at inception. The note bore interest at 12% until May 23, 2017, when all current and future interest was forgiven by the lender, resulting in a gain on of $5,526.

The Company issued a total of three convertible notes for cash proceeds of $100,000 between November 2017 and December 2017. The notes bear interest at 12% per annum, and mature 24 months from the date six months from the release of the game Red Crimes, expected on July 15, 2018. The Red Crimes game will require an estimated $300,000 to launch. Once the $300,000 is received by lenders under notes with similar terms, repayment on all loans is as follows:

- Principal and accrued interest payments will be due quarterly, first being applied to interest, six months from the release date of Red Crimes game. Lenders will have the right to convert all or part of their repayment into common shares of the Company at ten cents ($.10) per share upon notice that the Company intends to make a payment on any due amounts.

These notes also include royalty provisions to be paid to the note holders. On a quarterly basis, the Company will make an additional payment equal to 12% of the net cash revenue share received by the Company from the sale of the Red Crimes game after certain contractual deductions, as defined in the promissory notes. This revenue share will be allocated ratably based on the lenders' initial loan balance relative to the $300,000 required to launch the game.

Accrued interest on convertible notes payable was $1,742 and $23,026 as of December 31, 2017 and 2016 respectively.

Principal payments on notes payable, based on expected release date of July 15, 2018 are as follows:

Year ending December 31,

2018	$ -
2019	50,000
2020	50,000

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, a shareholder of the Company was issued a convertible note payable in the amount of $25,000. This convertible note has the same terms as outlined in Note 3.

NOTE 5 – COMMON STOCK

The Company has 180,000,000, $0.01 par value, shares of common stock authorized at both December 31, 2017 and 2016. At December 31, 2017 and 2016, there were issued and outstanding common shares of 134,891,926 and 125,601,926, respectively.

During the year ended December 31, 2017, the Company issued 3,340,000 shares for cash valued at $167,000; 350,000 shares for settlement of debt valued at $17,500; 5,000,000 shares for acquisition for subsidiary valued at $50,000; and 600,000 shares for services valued at $30,000.

During the year ended December 31, 2016, the Company issued 5,465,000 shares for cash of $317,000; 10,000,000 shares for acquisition of subsidiary valued at $100,000; and 2,000,000 shares for services valued at $90,000. Also during 2016, 1,000,000 shares were issued for warrants exercised at $.05 per share for $50,000, and 500,000 shares were issued for options exercised at $.05 per share for $25,000.

At December 31, 2016, the Company had 1,000,000 warrants outstanding, to purchase an equal amount of common shares at a price of $0.05. During 2016, all of these warrants were converted into common shares. There were no warrants outstanding at December 31, 2017.

At December 31, 2016, the Company had 500,000 options outstanding, to purchase an equal amount of common shares at a price of $0.05. During 2016, all of these options were converted into common shares. There were no options outstanding at December 31, 2017.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $49,151,306 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – DISSOLUTION OF SUBSIDIARY

During the years ended December 31, 2017 and 2016, the Company issued 5,000,000 and 10,000,000 common shares, respectively, valued at $50,000 and $100,000, respectively, for the acquisition of Tapster Interactive, Inc ("the Subsidiary"). The Company also advanced funds to the Subsidiary during the years ended December 31, 2017 and 2016, totaling $23,947 and $110,000, respectively. These advances were non-interest bearing. The Subsidiary dissolved in 2017. As the Subsidiary never commenced primary operations, outstanding advances and the value of the common shares issued during 2017 and 2016 to acquire interest in the Subsidiary were written off as losses in the Statements of Operations.

EXHIBIT C
PDF of SI Website

iMagic
GAMES
Digital Games for
Large Media Partner Audiences
A Division of
iENTERTAINMENT NETWORK
www.iMagicGames.com
WarBirds
RED CRIMES
BowHunter2017
TUTORIAL
CREDITS
PROFILE
START
TROPHY
OPTIONS

Disclaimer

This presentation contains offering materials prepared solely by iMagic Games without the assistance of SI Securities, and not subject to F
2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the co
business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based ir
currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Inv
cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not
guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor
person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to up
such statements to conform them to actual results.

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Invest in iMagic Games

Digital game company founded by industry veterans with current games such as Warbirds, M4TankBrigade, and Red Crimes: Hidden Murders, among others.

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exhange or is acquired.

Share:

iMagic Games is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by iMagic Games without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- iEntertainment Game Portfolio: 40 games
- Global Digital Gaming Market (projected): 18%+ CAGR
- Licensing Agreements with Discovery Communications and Valiant Entertainment.
- Leadership Team has been instrumental in producing 150+ games, including Sid Meier's Civilization, Gunship, and more.
- CEO, Bill Stealey, has founded and taken public two game companies (MicroProse and iEntertainment).
- Development agreement with Gamaga, independent game producer of Banana Kong and Operate Now: Hospital

Fundraise Highlights

- Total Round Size: US $3,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $10,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

As an established digital games publisher founded by experienced creators of 150+ games, iMagic Games is joining up with new media partners (Discovery Communications and Valiant Entertainment) to grow its existing portfolio.

It is estimated that the digital game market will produce more than $115 billion in revenue worldwide in 2018 and it is growing at a rate of more than 18% per year. In fact, this market is estimated to be nearly 3 times the size of the worldwide movie market.

iMagic Games, Inc. is a game developer and publisher of online, mobile, and PC/Mac games, built by industry veterans. iMagic Games has an existing portfolio of successful computer games with a focus on military simulation, that it believes can be updated and re-released (primarily by improving graphics and making the game compatible with existing digital play systems). The Company's current product lines include the World War II Combat Flight Simulation series, WarBirds; a mobile WarBirds game for iOS; a series of Bow Hunting mobile games; and a series of single player military simulation games. In addition, the Company plans to release a new series of mobile and online games with Discovery Communications (Red Crimes: Hidden Murders) and Valiant Entertainment (Valiant Puzzle Warriors) in 2018 and beyond.

In order to conduct this Offering, the Parent Company (iEntertainment Network, Inc.) reorganized whereby it formed iMagic Games as a North Carolina c-corporation on March 22, 2018. The reorganization will be completed after this Combined Offering by the Parent Company's shareholders contributing their shares in the Parent Company in exchange for shares in the Company. At that time, iEntertainment, the Parent Company, will transfer all assets of iEntertainment Network Inc. to iMagic Games Inc. pursuant to the Asset Assignment Agreement. The Company has not yet commenced principal operations, and plans to commence principal operations after this Combined Offering. There is a risk that if sufficient financing is not received as part of the current capital raise, the commencement of principal operations may be delayed for a period of time, or indefinitely. For more information about this subsequent transaction, please see the Financial Discussion section below.

Planned Games: 2018 and Beyond

The leadership team believes that publishing games for audiences with subject-matter or character affinities will help reduce player acquisition costs and increase the odds of game success. To accomplish this, iMagic Games has two signed media partners with large audiences: Discovery Communications and Valiant Entertainment.

- With **Discovery Communications**, iMagic Games intends to produce three murder/mystery/crime games for Investigation Discovery (ID), one of Discovery's fastest growing networks. The first release, expected July 2018, is Red Crimes: Hidden Murders. To produce this game, iMagic Games has teamed up with the Gamaga development company. Gamaga has a track record of producing successful games: its simulation game in 2017 generated over 10 million downloads in six months and significant revenues. iMagic Games' planned versions II and III are proposed to be released in 2019 for ID Network.

- **Valiant Entertainment** is a comic book company, recently acquired by a Chinese backed company. iMagic Games has its first game for Valiant in production currently intended for a mid-2018 release.

iMagic Games intends to leverage its development capabilities to make games that can be serialized with multiple releases, and partner with media companies to leverage their recognized intellectual properties.

Product & Service

The development team at iMagic Games has strong prior experience in game development and publishing, having been instrumental in releasing over 150 games throughout their careers. They bring this experience to iMagic Games, the products of which demonstrate great game play, excellent graphics, competition between players, and dynamic monetization techniques including premium retail, subscription, free to play, and in game purchases to help maximize revenue potential for the company. Some of the leadership team's games from prior companies have sold more than 1,000,000 copies, including the best-selling games F-15 Strike Eagle, F-19 Stealth Fighter, Tom Clancy's Red Storm Rising, M1 Tank Platoon, Silent Service, Pirates, Sid Meier's Civilization, and more.

iMagic Games focuses on building game franchises. Red Crimes: Hidden Murders is planned for four Seasons of mystery/crime games releases. Four Seasons mean four releases of new or upgraded versions of the Red Crimes game to increase total potential revenue generation. WarBirds, iMagic Games's premier air combat simulation game, is now on its 56th iteration and has been generating revenues since 1997. WarBirds will be updated in 2018 with new graphics and the introduction of Virtual Reality 3D versions in 2018/2019. This WarBirds update will enable iMagic Games to release single player games on digital formats of the four games currently developed from the WarBirds base computer code.

Leadership Team Approach to Game Publishing

Although a few break-out hit games generate hundreds of millions of dollars in revenues in the games industry, the iMagic Games leadership team believes in a portfolio theory of company management. The leadership team believes that the right strategy for a growing and prosperous game company to generate equity value for all stockholders is to make unique games with the expectation of sequels for reasonable development costs and with medium revenue expectations.

The team also believes that making games with recognized media partners, with recognized intellectual properties where possible, can reduce the costs of player acquisition and increase the profitability of each game product. Further, making sequels of successful games, without the full cost of the original development effort, can increase the total return of each product release.

For iMagic Games's new Red Crimes game, iMagic Games will advance $250,000 for the development, will spend a comparable amount for marketing, and receive 50% of the net revenues, which management currently projects will be $5 million over two years after release. iMagic Games will later release, with Discovery's help, a Season II of Red Crimes, in October 2018. A Season III and IV of Red Crimes are also planned to maximize the return from the initial Red Crimes development.

iMagic Games intends to use this same strategy for every game it builds, making as many sequels as possible. iMagic Games will focus on mobile games primarily for Google and Apple devices with conversions to other formats where recognized as profitable versus the costs. Many of our development efforts will be to use external development companies as we are doing now with the Gamaga development team for Red Crimes.

Gallery



Red Crimes: Hidden Murders Solving the Crimes Intro.

First of three Mobile Murder/Crime Games for Investigation Discovery TV Network with TV marketing from Discovery Communications on release.

Media Mentions

  

  

 

Team Story

In 1982, iEntertainment CEO Stealey launched MicroProse Software, (MPS), doing military simulation games as he was an active military flyer at the time. MPS went public in 1991 and was sold to a Kleiner Perkins company in 1993. In 1995, he founded Interactive Magic with a focus on military simulation and online games. Interactive Magic went public in 1998 and was sold in 1999. The Leadership Team of iMagic Games has decades of experience developing and publishing games.

iMagic Games is a team of industry professionals who have been working in the games industry since 1982 producing over 150 games and selling hundreds of millions of copies worldwide and now are back to do it again with well known media companies Discovery Communications, Valiant Entertainment, and more. CEO, JW Stealey, took Sid Meier's early games and turned them into the famous MicroProse Software (MPS) company, one of the top publishers of the 1980s and 1990s, and took MPS public in 1991. Stealey and some MicroProse veterans then started Interactive Magic in 1995 taking it public in 1998. Today Stealey, Dan Hammer, (formerly Interactive Magic), Jeff Peters (formerly EA), David Terry (former investment banker for Interactive Magic), John Jones Steele (former MicroProse contractor), Allan Kalbarczyk (Controller at MPS), Barb Wendel (Interactive Magic), John Ewan (MPGNet and Interactive Magic), are back together with developers around the world with the goal to build more great games and another successful game company.

Founders and Officers



https://www.linkedin.com/in/jw-wild-bill-stealey-47b25/

John Stealey
CEO AND FOUNDER

Bill is an Air Force Academy Graduate, Wharton - University of Pennsylvania, MBA, former McKinsey and Co. consultant, Command Pilot, and retired Lt. Colonel, USAF. He founded MicroProse Software in 1982 with Sid Meier, author of Civilization. He grew MicroProse to over $43 million in annual revenues in 10 years and took the company public in 1991 with a $400 million valuation. Bill was also the Founder and CEO of Interactive Magic (1994-1999) and returned in early 2000's to revitalize the company as IENT. He grew Interactive Magic to over $23 million in annual revenues in three years, and took the company public in 1998 at a $250 million valuation.

Would you like to connect with the iMagic Games's team?   [YES]   [NO]

Key Team Members



David R Terry

Chief Financial Officer has 35 years' experience in capital markets.



Barbara Wendel

Controller, Accounts Payable, Accounting, and Contracts with 20 yrs experience.



Chuck Sinclair

Consultant, former SVP for Global Communications, Goodyear Tire and Rubber Co.



Dan Hammer

CTO, WarBirds Developer, Database Management, 22 years making games.



Jeff Peters

Producer, former EA, with 25 years game development and leadership experience.



Alicia Burgess

Web Manager, Graphics Designer, and Marketing Coordinator



John Jones Steele

Consultant, COO West Coast Software, former MicroProse, Software Expert



John Ewan

Customer Service Manager, 30 years game support







Thomas Ormond

CEO Europe

Notable Advisors & Investors



Michael Lambert

Advisor, Vitreoretinal Surgeon, T-38 Instructor Pilot, USAFA '70, USAF Col (Ret),Investor



John Hammill Sr

Advisor, President Hammill Mfg, F-100 Pilot, WPO, Investor.



Colonel Edward Cole

Advisor, USAFA '70, F-16, UPS Airline Captain, Investor.



Tom Sylvester

Advisor, USAFA '82, Pilot Delta, Publisher Author, Software President, Investor.



Joseph Cash

Advisor, Mr. Joseph Cash, former Sr. Vice President at ChoicePoint, Investor.

Q&A with the Founder

Q: Please detail your current and pipeline of games.
iMagic Games:

iMagic Games operates several online games, including WarBirds, Dawn of Aces, and M4 Tank Brigade. WarBirds has just been signed by Discovery Communications for their American Heroes Network and TV advertising will start in February 2018. iMagic Games has two mobile games, Bow Hunter and WarBirds Fighter Pilot Academy. iMagic Games is developing two games for our Media Partners, Discovery Communications and Valiant Entertainment. Red Crimes is for Discovery's ID Channel for release in July 2018. Valiant Puzzle Warriors is for Valiant Entertainment (a comic book company with five superhero movies coming with present potential opportunities for iMagic Games) and due by March 2018. Discovery has also asked us to create a game for their Diesel Brothers series. iMagic Games has four retail games selling on Steam that all could be updated and rereleased. iMagic Games has a catalog of over 40 successful games we could update and rerelease.

Q: Where you stand in the development of your future releases?
iMagic Games: WarBirds Online and WarBirds Mobile are all to be upgraded and re-released in 2018 –with VR version for PC. A VR version for mobile will launch in 2019. All retail games will get a new graphics system in 2018.

Q: What IP do you currently own?
iMagic Games:

We own WarBirds, have 40 games in our catalog, and license partner content via revenue share agreements.

Q: What is your user acquisition and sales strategy?

iMagic Games: By partnering with media companies, we use their audiences with their marketing arms to release our game titles. This greatly reduces the user acquisition costs for iMagic Games. Discovery will be running TV advertisements for WarBirds starting in January 2018, as well as social media and TV for game releases. iMagic Games will add a full marketing department with fund raise.

Q: How many team members are full time? How many part time?

iMagic Games: iMagic Games has five active Team members all making less than real wages. We have 43 contractors working on our games now. These contractors work for development companies we pay on a milestone basis.

Q: Could you describe what goes into your Sales, Marketing, and Overhead spend?

iMagic Games:

This is Facebook advertising and R/C websites for about $2,000 per month.

Q: What is your external development spend?

iMagic Games: Approximately $300,000 for outside development for Red Crimes for Discovery. $100,000 per year for WarBirdswith a former employee's development company. West Coast Software, Wicked Fun, Gamaga.

Q:

What are your assumptions around the revenue being generated by your future games?

iMagic Games:

This is based on the amount of revenue generated by the previous game Gamaga released built on their current game engine, $4.7 million since May 2017 with no advertising from a media partner like Discovery.

Q: In your model, why do net revenue margins decline from 76% in January to 26.9% by December 2018?

iMagic Games: Revenue in early 2018 is being generated by games we wholly own. By the end of the year, the majority of revenue will be generated by games which require royalty payments to Discovery and Gamaga.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $3,000,000
Minimum investment:	US $500
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $10,000,000
Interest rate:	8.0%
Note term:	36 months

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investor Proxy Agreement ("IPA"). The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While iMagic Games has set an overall target minimum of US $500,000 for the round, iMagic Games must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to iMagic Games's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


WarBirds Mobile Development
Red Crimes Development
Murder II Discovery Development
Marketing

Investor Perks

$1,000+:

- Free WarBirds play for one year.

$5,000+:

- $100 in game credit in all iEntertainment Mobile games released for 2 years starting with Red Crimes game release expected July 2018.
- Free WarBirds play for two years.

$10,000+:

- $100 in game credit in all iEntertainment Mobile games released for 2 years starting with Red Crimes game release expected July 2018.
- Free WarBirds play for two years.

$20,000+:

- Executive Producer recognition of all iEntertainment games in game and on the iEntertainment website for two years.
- $100 in game credit in all iEntertainment Mobile games released for 2 years starting with Red Crimes game release expected July 2018.
- Free WarBirds play for five years.

$50,000 +:

- Invite to a free round of golf at www.MountainAirNC.com, Summer 2018, to have dinner with the CEO to discuss iEntertainment and the future of the company.
- Executive Producer recognition of all iEntertainment games in game and on the iEntertainment website for two years.
- $100 in game credit in all iEntertainment Mobile games released for 2 years starting with Red Crimes game release expected July 2018.
- Free WarBirds play for life of game.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

iEntertainment Network, Inc., which is the Parent Company of iMagic Games, is a North Carolina corporation headquartered in Cary, North Carolina. The Company is a game developer and publisher of online, mobile, and PC/Mac games. The Company's current product line includes the World War II combat flight simulation, WarBirds, a mobile WarBirds game for iOS, a series of Bow Hunting mobile games, a series of single player military simulation games, and new series of mobile and online games for its Media Partners in 2018 and beyond.

The Company primarily records revenue from two sources, royalties from third parties for the rights to use the Company's games, and from in-game purchases through the Company's own online and mobile applications. Revenue from monthly royalties paid by third parties are recorded when due to the Company based on contractual agreements. The Company recognizes revenue for in-game at the time of purchase.

The Company has incurred losses from inception of approximately $49,151,306. For the Financial Year ended 2016, the Company received revenues of $164,063, and experienced a net loss of $627,678, and for the Financial Year ended 2017, the Company received revenues of $150,944, and experienced a loss of $352,483.

Subsequent Transaction

iMagic Games, the subsidiary of iEntertainment Network, Inc., although formed, does not currently contain any assets. Upon campaign success, iEntertainment has agreed to contribute the business to iMagic Games. This requires the assignment of each individual asset and the assignment and assumption of each assumed liability. In addition to the assignment of assets and assumptions of liabilities, outstanding iEntertainment option agreements would be replaced by iMagic Games option agreements. Furthermore, this subsequent transaction would include an iMagic Games restrictive covenant (to be executed by all iMagic Games employees that would include:

- An agreement by the employee to keep iMagic Games's proprietary information confidential and to use it only in his employment by iMagic Games.
- The employee's assignment to iMagic Games of all intellectual property developed by the employee during his or her employment by iMagic Games.
- An agreement by the employee not to compete with iMagic Games during his or her employment by iMagic Games and for a specified period thereafter.
- An agreement by the employee not to solicit for employment or contractor services by a third party any of iMagic Games' employees/contractors during his or her employment by iMagic Games and for a specified period thereafter.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $17,605 in cash on hand as of January 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape

The Games Market for iEntertainment Network

According to New Zoo, 2.2 billion gamers across the globe were expected to generate $108.9 billion in game revenues in 2017. This represents an increase of $7.8 billion, or 7.8%, from the year before. Digital game revenues will account for $94.4 billion or 87% of the global market. Mobile is the most lucrative segment, with smartphone and tablet gaming growing 19% year on year to $46.1 billion, claiming approximately 42% of the market. In 2020, it is estimated that mobile gaming will represent just more than half of the total games market. New Zoo expects the global market to grow at a CAGR of +6.2% toward 2020 to reach $128.5 billion.

iMagic Games is focusing on the fast-growing mobile gaming market with its media partners to develop, market, and publish games specifically targeted to the media partners' audiences and, in some cases, using the media partners' intellectual properties for better and less expensive acquisition of players.

Mobile Revenues on the Rise

Mobile gaming is expected to generate $46.1 billion this year, or 42% of all global game revenues. More than three-quarters of this, or $35.3 billion, will come from smartphone gaming, with tablet games accounting for the remaining $10.8 billion. Tablet unit sales have plummeted over the years, but with 280 million tablets used actively, the segment contributes significantly to the success of mobile games. The console gaming segment performed better than expected in 2016 thanks to console manufacturers, publishers, and consumers embracing of a variety of digital business models. Microsoft and Sony generated more than $14 billion in combined revenues from first-party games, third-party game fees, and subscription revenues. In 2017, we expect console gaming to generate a total of $33.5 billion in revenues worldwide, of which 65.8% is expected to be digital.

Downloaded/Boxed PC Games Revenues Decrease, Despite Higher Engagement

Revenues for both PC gaming segments are anticipated to drop slightly in the coming year. PC browser revenues have been decreasing since 2015 because of the transition of casual gaming to mobile devices. In 2016, Facebook's revenues from gaming were at its lowest since 2011, while Zynga's PC revenues dropped more than 30%. Newzoo expects the segment to generate $4.5 billion in 2017, a year-on-year decrease of 9.3%. Its full-year revenue analysis showed that PC revenues of public companies decreased in both Western and Asian markets last year, while emerging markets had single-digit growth rates. This decrease also has a significant impact on its longer-term forecasts. New Zoo now expects downloaded/boxed PC games to reach $24.5 billion in 2019, a significant adjustment downward compared to the $29.0 billion global figure for PC games in its January update.

New Technologies

iMagic Games intends to monitor new technology developments and add Augmented Reality features into its mobile games for 2019. For 2019, iMagic Games' premier 3D combat flight simulator will be updated with new graphics, new combat scenarios, and new Virtual Reality versions will be released. While we believe these new V/R versions will be very impressive to view, they will mostly be a marketing opportunity with most of revenues coming from traditional devices and graphic systems including mobile, computer, and console systems.

Risks and Disclosures

The Company operates in highly competitive industries and its success depends on its ability to effectively compete with numerous domestic and foreign businesses. The Company faces significant competition in their businesses and in the evolving gaming industry, not only from traditional competitors but also from a number of other domestic and foreign providers, some of which have substantially greater financial resources and/or experience than the Company. Many of the Company's competitors are large, well-established companies, with substantially larger operating staffs and greater capital resources and have been engaged in the design, manufacture, and operation of gaming products for many years. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect the Company's competitive position, the likelihood that the Company's products and services will achieve initial market acceptance and an ability to generate meaningful additional revenues from products.

The Company's success depends in part on its ability to develop, enhance and/or introduce successful gaming concepts and game content. Demand for its products and the level of play of its products could be adversely affected by changes in player preferences. The Company believes that creative and appealing game content will produce significant revenue for its games and will provide them with a competitive advantage, which in turn would enhance revenue and the Company's ability to attract new business and to retain existing business. There can be no assurance that the Company will be able to create or sustain the success of its planned game content or effectively develop or obtain from third parties game content that would be widely accepted by customers. The Company's revenues are dependent on the earning power and life span of its games. The Company therefore faces continuous pressure to design and deploy new and successful game themes and technologically innovative products to maintain revenue and remain competitive. If the Company is unable to anticipate or react timely to significant changes in player preferences, the demand for its gaming products and the level of play of its gaming products could decline.

If the Company is unable to protect its intellectual property, the value of its brand and other intangible assets may be diminished, and its business may be seriously harmed. A need to license or acquire new intellectual property, could cause the Company to incur substantial costs. The Company aims to protect its confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with its employees, consultants, advisors, and third parties who access or contribute to its proprietary know-how, information, or technology. The Company also relies on trademark, copyright, patent, trade secret, and domain-name-protection laws to protect its proprietary rights. In the United States and internationally, the Company has filed various applications to protect aspects of its intellectual property, and it currently holds trademarks and registered copyrights. In the future the Company may acquire additional intellectual property, which could require significant cash expenditures. However, third parties may knowingly or unknowingly infringe its proprietary rights, third parties may challenge the Company's proprietary rights, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which the Company operates or intends to operate. In any of these cases, it may be required to expend significant time and expense to prevent infringement or to enforce its rights. Although the Company has taken measures to protect its proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to compete with its business. From time to time, the Company may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that the Company has developed using such software, which could include proprietary source code. Any intellectual enforcement efforts iMagic Games seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company has permitted its intellectual property to lapse. Obtaining and maintaining intellectual property protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental agencies, and the Company's protection could be reduced or eliminated for noncompliance with these requirements. The USPTO and various foreign governmental agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of intellectual property include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In particular, the Company has permitted its trademarks to lapse and be abandoned for: "iEntertainment", "WarBirds", "Warbirds II", "Warbirds III", "Rated I", "Woogle", "INetwork", among others. A dead or abandoned status for a trademark application means that specific application is no longer under prosecution within the USPTO, and would not prevent another party from filing for that same trademark protection.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on John Stealey who is a founder and key employee of the Company. The loss of John Stealey or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the CPA has noted that the Company has incurred losses from inception of approximately $49,151,306 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Parent Company has a complicated operating history which includes being taken public, being taken private, retiring of debt, and the sale of common stock to friends and family of the management team. This has resulted in the Parent Company having several thousand investors which may pose operational challenges to the Company. The complicated history may be an indication of executive mismanagement and may be an indicator of future financial and governance issues.

If the Company fails to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures, its ability to operate could be substantially impaired. Prior to this offering, the Parent Company has had a complicated operating history, and has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, on August 13, 2010, the Parent Company was temporarily dissolved pursuant to N.C.G.S. Section 55-14-21 for failure to file an annual report. On November 23, 2010, the Company filed for reinstatement, which reinstatement was granted. This occurrence may indicate ineffective current controls, mismanagement, or failure by executives to perform routine duties. In addition, in the course of producing the Reviewed Financials, which are attached to the Form C as Exhibit B, independent registered accountants found deficiencies in internal controls with respect to the Company's issuances of equity securities and granting of stock options, as well as the booking of equity and debt. Due in part to these deficiencies, certain issuances of capital stock and option grants were not documented or properly authorized in compliance with all corporate law requirements. The Company has taken actions to remediate the deficiencies with respect to the issuance of equity securities and the granting of stock options. The Company, however, cannot assure that such actions will be successful in remediating the deficiencies.

The majority of the Company's projected revenue is based on media partner games which have yet to be released. If the Company is unable to deliver these games to their media promotion partners or if these games are not well received by the market, the Company may be unable to meet its growth projections and may be unable to meet its financial obligations.

The Company's projections rely substantially on products which have not yet been fully developed or launched, and do not represent revenue from the Company's current portfolio of games. iMagic Game's largest game is currently generating approximately $9,000 in revenue each month, substantially less than the projected revenue in its business model. If the Company's new releases cannot generate more meaningful revenue, the Company may be unable to meet its financial obligations and may be unable to meet its growth projections.

iMagic Games is dependent upon third-party development companies to built its games. These third-party development groups may be unable to meet the Company's timeline or quality expectations. If the Company is unable to pay these third-party development groups or if these groups experience financial distress, iMagic Games may be left with no product to deliver to its media partners. The Company's operating results could be adversely affected by an interruption or cessation in the development of this content or a serious quality assurance lapse. The Company may be unable to find adequate replacements for its developers within a reasonable time frame, on favorable commercial terms or at all. Development costs may unexpectedly increase and the Company may not be able to successfully recover any or all of such cost increases.

The Company has a cash position of approximately $17,600, which represents approximately less than two months of runway. If the Company is unable to raise additional capital, it may be unable to meet its financial obligations and may miss its growth projections.

The Company's quarterly operating results have fluctuated significantly in the past and will likely fluctuate significantly in the future depending on a variety of factors, several of which are not in the Company's control. Such factors include the demand for the Company's products and the products of its competitors, the size and rate of growth of the interactive entertainment software market, development and promotional expenses related to the introduction of new products or enhancements, the degree of market acceptance for the Company's new product introductions and enhancements, the timing of orders from significant customers, delays in shipment, the level of price competition, changes in computing platforms, the nature and magnitude of product returns, order cancellations, software defects and other quality problems, the length of product life cycles, the percentage of the Company's sales related to international sales and changes in personnel. A significant portion of the Company's operating expenses is relatively fixed, and planned expenditures are primarily based on expectations regarding future sales; as a result, operating results in any given quarter would be disproportionately adversely affected by a decrease in sales or a failure to meet the Company's sales expectations. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will become profitable or sustain profitability on an annual or quarterly basis. Based on the foregoing, the Company believes that period-to-period comparisons of operating results should not be relied upon as indicative of future results.

The Company's success depends on the timely introduction of successful new products. The development of new products is lengthy, expensive and uncertain, and a product's development typically requires six to 24 months to complete from the time a new concept is approved. In addition, product development of online products continues for the life of the product. Many of the Company's proposed products are in early stages of development, and the Company will be required to commit considerable time, effort and resources to complete development of its currently proposed products. The Company has, in the past, experienced significant delays in the introduction of certain new products and there will likely be delays in developing and introducing new products in the future. In addition, because many of the Company's products are developed for it by third parties, the Company cannot always control the timing of their introduction. While the Company maintains production arrangements with its third-party developers, provides them with certain software tool kits to promote quality control and monitors their progress, there can be no assurance that delays in the work performed by third parties or poor quality of such work will not result in product delays. Unanticipated delays, expenses, technical problems or difficulties could cause the Company to miss an important selling season with a corresponding negative impact on revenues and net income or result in abandonment or material change in product commercialization.

There can be no assurance that the Company will be able to successfully develop any new products on a timely basis or that technical or other problems will not occur which would result in increased costs or material delays. In addition, software products as complex as those offered by the Company may contain undetected errors when first introduced. Despite extensive product testing, the Company has, in the past, released products with defects and has discovered software errors in certain of its product offerings after their introduction. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. There can be no assurance that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments. Remedying such errors may delay the Company's plans, cause it to incur additional costs and adversely affect its reputation.

The level of demand and market acceptance for the Company's newly introduced products is subject to a high degree of uncertainty. Software acquisition and development costs, as well as promotion and marketing expenses, royalties and third-party participations payable to software developers, creative personnel, musicians and others, which reduce potential revenues derived from software sales, have increased significantly in recent years. The Company's future operating results will depend on numerous factors beyond its control, including the popularity, price and timing of new entertainment software products being released and distributed, international, national, regional and local economic conditions (particularly economic conditions adversely affecting discretionary consumer spending), changes in consumer demographics, the availability of other forms of entertainment, critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted. The Company's ability to plan for product development and promotional activities will be significantly affected by its ability to anticipate and respond to relatively rapid changes in consumer tastes and preferences, particularly those of the consumers. A decline in the popularity of software games or in the interactive entertainment software industry generally or in particular market segments could adversely affect the Company's business and prospects. In addition, the success of the Company's strategy to capitalize on online games will depend in part upon market acceptance of online games and a "pay-for-play" model. Online game play is a new and evolving concept, and it is difficult to assess or predict with any assurance the size of the market for online games or its prospects for growth. There can be no assurance that a viable market for online games will develop, that the Company will be successful in developing additional products for online use or that the Company's products for this market will achieve widespread market acceptance.

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General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Product or Service (14 files)
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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in iMagic Games

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by iMagic Games. Once iMagic Games accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to iMagic Games in exchange for your shares. At that point, you will be a proud owner in iMagic Games.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, iMagic Games has set a minimum investment amount of US $500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my shares in the future?
Currently there is no market or liquidity for these shares. Right now iMagic Games does not plan to list these shares on a national exchange or another secondary market. At some point iMagic Games may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when iMagic Games either lists their shares on an exchange, is acquired, or goes bankrupt.

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Other General Questions

What is this page about?
This is iMagic Games's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the iMagic Games's Form C. The Form C includes important details about iMagic Games's fundraise that you should review before investing.

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For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your shares have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck





iMagic GAMES

Digital Games for Large Media Partner Audiences

A Division of

iEntertainment Network

www.iMagicGames.com







WarBirds

RED
CRIMES
HIDDEN MURDERS

BowHunter2017
TUTORIAL
CREDITS
PROFILE
START
TROPHY
OPTIONS

Disclaimer

This presentation contains offering materials prepared solely by iMagic Games without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We’ve Built Successful Videogame Companies Before!

- **iMagic CEO, JW Bill Stealey, founded and took public:**





MICROPROSE®   INTERACTIVE MAGIC

Team of Gaming Founders / Executives

150+	100+	100+
Games Launched	Countries Sold	Years in Gaming





















Age of Empires Online
Asheron's Call
Civilization
Game of Thrones Conquest
Harry Potter and the Chamber of Secrets
The Lord of the Rings Online
Titan Quest
Railroad Tycoon
Tiger Woods PGA Tour 06
WarBirds

These statements represent management's experience in other roles, and are not representative of the Company's portfolio, assets, or management experience with iMagic Games.

Experienced Leadership Team

- **JW "Bill" Stealey**, CEO and Founder, is an Air Force Academy Graduate, Wharton MBA, former McKinsey Consultant, Command Pilot, and retired Lt. Colonel, USAF. He founded MicroProse Software in 1982 with Sid Meier, author of Civilization. As Founder and CEO of Interactive Magic, he took the company public in 1998.

- **David Terry**, CFO, has 35 years' experience in capital markets as CEO and CFO of several private companies. He was Founder and Managing Director of the Private Finance Group at First Union Corporation and Interstate Johnson Lane, both now Wells Fargo. He was appointed Director of Development of The Library of Congress under George W. Bush's administration.

- **Thomas Ormond**, CEO Europe (EMEA), has grown businesses from a single desk to tens of millions in revenue over his 25 years in the videogame and adjacent industries. He was CEO of MicroProse France, Activision Europe, and Virtools, and was senior consultant in the field of VR and AR, Location Based Entertainment.





Experienced Leadership Team

- **Jeff Peters**, Executive Producer for Valiant titles, co-founded industry giant "Electronic Gaming Monthly" magazine and served 10 years at Electronic Arts as Studio Director and Executive Producer.

- **Dan Hammer**, Lead Simulation Developer, has twenty years of Game Development, Server Management, and Database Management experience. He designed, developed, and managed the release of most of the current lineup of iMagic simulation products.

- **John Jones Steele**, Consultant, COO, West Coast Software, Wales, UK. Software guru, former MicroProse contractor and solver of all things software. Developer of over 35 successful games.

- **Rod Contreras**, Consultant, CEO Gamaga Ltd, developer of Red Crimes for Discovery ID TV. Previous games, Banana Kong and Operate Now Hospital, downloaded over 100M times.

   

Strategy

- Develop and Publish games, for well identified audiences, with significant Media Partners.
  - Launch the first of three murder mystery games for Discovery Communications' Investigation Discovery TV Network with Red Crimes: Hidden Murders, due for launch July 2018.
  - Discovery Communications has identified iMagic as a preferred developer and has asked iMagic to propose two more TV games for development and publishing upon fundraising.
- Relaunch the Best of the 40 successful Simulation Games from the iMagic library with Augmented and Virtual Reality features including iF-18, iM1A2 Abrams
- Acquire identified development partner, Gamaga Ltd., with a dedicated and successful development team and 100,000,000+ downloads of its mobile games. LOI in place for acquisition of Gamaga upon fundraise. Gamaga developing the Red Crimes: Hidden Murder game for ID Network.
- We project that his fundraise will allow up to five released games for Discovery Communications, the release of two new Virtual Reality simulations, the acquisition of a development group, and growth in revenues and profits with equity value growth over the next three years.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Assets

- An iMagic Games Leadership Team that has built 150+ successful games, taken public two game companies, and led at an executive level other well known game companies.

- Signed License Agreements with Discovery Communications and Valiant Entertainment.

- Library of 40 successful games that can be modernized and rereleased.

- Seasoned Financial Management for growing equity value of iMagic Games for investors.

Discovery Communications Games

- Signed 3-game development contract commits Discovery to spend marketing to their 86MM households and 1.2MM audience who watch the Investigation Discovery TV Network (ID) in primetime. ID is a leading network for suspense and mystery for women 25-54.
- First ID game, Red Crimes: Hidden Murders, to be published by iMagic Games in July 2018. Discovery wants additional games for 2 other Discovery Channels which iMagic plans to develop upon successful fund raising.


RED CRIMES
HIDDEN MURDERS
GAMAGA
ENTERTAINMENT NETWORK
ID
INVESTIGATION DISCOVERY


CONSULTANT CASE
Victim
Barry Gordon
Age 65
Gender Male
Suspect
Leonard Oliver
Age 63
Gender Male
Cause of Dead
Gunshot
Location
Motel
Police Chief
So, we're still short one murder weapon. Something sharp, something we missed...


SEARCH
FOR HIDDEN CLUES

Investigation Discovery
“Red Crimes: Hidden Murders”

Valiant Entertainment Games



VALIANT

- Valiant Entertainment has a well known superhero universe in comics with over 81 million issues sold, targeting mostly men, 16-45, and is expected to grow with new owners and deals for super hero movies with the first movie due in 2019 with actor Vin Diesel as superhero, Bloodshot.
- iMagic Games is developing a Valiant game to promote their Ninjak character and other superheroes.
- We believe there are additional opportunities for iMagic development to support forthcoming Sony feature films based in the Valiant Universe superheroes.







PLAY RANKED
PLAY MOVES
LEARN
TRIALS

HEROES
SKINS
2490
FAITH
The Soaring Psiot
X-O MANOWAR
Wielder of Shanhara
BLOODSHOT
The Super Soldier
2400
RAI
The Future's Champion
800

REAL-TIME HEAD-TO-HEAD BATTLES!

"Valiant Puzzle Warriors"

Funding

- Raising funds to develop, launch, and publish Media Partner games for Discovery Channel, Valiant Entertainment, and others.
- Accelerate and expand global publishing capabilities through key staff hires, paid user acquisition, analytics, and global partnerships.

Financial Forecast

Revenues	2018	2019	2020
	$ 2,968,701	$ 14,026,088	$ 21,217,687
Expenses			
Platform Fees	$ 890,610	$ 4,207,827	$ 6,365,306
Licensor Revenue Share	$ 342,193	$ 1,136,140	$ 1,662,257
Developer Revenue Share	$ 835,080	$ 2,341,503	$ 2,987,506
Other Expenses	$ 1,702,500	$ 4,784,920	$ 6,255,279
Contingency Costs	$ 136,200	$ 382,794	$ 500,422
Recouped Development Costs	$ (300,000)	$ (710,000)	$ (1,035,000)
Total Costs	$ 3,606,583	$ 12,143,183	$ 16,735,771
Net Income	$ (637,882)	$ 1,882,905	$ 4,481,916

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Thank you

JW "Bill" Stealey, CEO

linkedin.com

www.iMagicGames.com

 

APPENDIX



Appendix Contents

- Current Products
- Games from Gamaga Ltd.
- Advisory Board Members
- Financial Forecast with Funding
- Game Market Size and Facts

Current Product Lineup – Launched Titles


WarBirds
2016





WARBIRDS PC/MAC – ONLINE AND RETAIL WW II COMBAT SIMULATOR IN ITS 21TH YEAR!


BOWHUNTER
2017
TUTORIAL
CREDITS
PROFILE
START
TROPHY
OPTIONS


OBJECTIVE
02:14
WIND SPEED
2 m/h
7


OBJECTIVE
00:30
WIND SPEED
2 m/h
25
DRAW
MOVE
THERMAL
AIM

BOW HUNTER 2017 – SERIES OF OUTDOOR SIM GAMES WITH CASH TOURNAMENTS!

Current Product Lineup – Launched Titles


M4 TANK BRIGADE
ONLINE





M4 TANK BRIGADE – ONLINE AND RETAIL PC/MAC/(MOBILE COMING) TANK GAME


Player: BetaHandle
WarBucks: 2867350
RANK
CAMPAIGN: HOME DEFENSE 1
JANUARY TO MAY, 1939
England knows war is coming!
The Royal Airforce needs
your help...Time to train!
MISSION:
MISSION:
MISSION:
VIP
INSTANT ACTION




Player: BetaHandle
WarBucks: 3000000
RANK
NOW THAT'S A PLANE
THAT CAN GET YOU HOME!
CLICK HERE
AND BUY IT NOW!
B339 BUFFALO MK1
1000 WB
B339 Buffalo MK1

WARBIRDS FIGHTER PILOT ACADEMY – WW II FLIGHT SIM FOR IOS MOBILE DEVICES

Successful Products from Gamaga Ltd.

- Gamaga Ltd is a development company in Chile who has signed a LOI to be acquired by iEntertainment, the Parent Company of iMagic Games. Gamaga is a team of over 35 developers with a record of successful game development. It is currently developing the Investigation Discovery Murder Mystery Games.
  - Banana Kong from Gamaga has been downloaded over 100 million times.


Banana
Kong


143
1338m


36
652m

  - Operate Now Hospital has been downloaded over 10 million times.


OPERATE NOW
HOSPITAL


NURSE AMY
...Doctor?! Quick! There's been an accident! Please, you need to Operate NOW!


8
3m 28s
FORCEPS
SCALPEL
NEEDLE
LASER
APPLICATOR
SUCTION
Good work, doctor. I've cleaned the fragments. Now I need you to reassemble the bone in the correct order.

Red Crimes: Hidden Murders









- Gamaga Ltd is building iMagic Games' first game for Discovery Communications' Investigation Discovery TV Network focused crime and mystery TV Shows.
- Red Crimes: Hidden Murders is being built on the same game system of the successful Operate Now Hospital game from 2017 that has generated over 10 million downloads.
- Gamaga has signed LOI to join iMagic Games upon completion of fundraising.

RED CRIMES
HIDDEN MURDERS
GAMAGA
ENTERTAINMENT NETWORK
ID
INVESTIGATION DISCOVERY

ARREST
THE MURDERER
AND SOLVE THE CASE

TIME 00:06
SCORE 0
Corpse
Plane
Drums
Bucket

Advisory Board Members

- **Dr. (Colonel, USAF Retired), Michael Lambert**, investor, is Vitreoretinal Surgeon, former T-38 Jet Instructor Pilot, an experienced and successful investor of 17 startups, and a 1970 graduate of the US Air Force Academy.

- **Mrs. Barbara Kaczynski**, investor, was formerly the CFO of the National Football League and a Board member and Audit Chair of Take Two Software, a large and successful game company. She is a partner at Red Birch Partners.

- **John Hammill Sr.**, investor, is President of Hammill Medical of Toledo, Ohio. He is a World Presidents Organization member and former F-100 fighter pilot of the Ohio Air National Guard.

- **Colonel Ed Cole (USAF Retired)**, investor, was an outstanding baseball pitcher at the US Air Force Academy, former F-16 Fighter Pilot, UPS airline Captain, and a 1970 graduate of the US Air Force Academy.

- **Mr. Joseph Cash**, investor, is a former Sr. Vice President at ChoicePoint, a consumer information company for 36 years. Joe held various leadership positions from technical to sales leadership. Joe, currently Vice Chairman of the Advisory Board, operates on a daily basis to review and improve all contracts and legal discussions of the company advising the CEO.

- **Mr. Tom Sylvester**, investor, is a published author of four novels, a software company President, a 1982 graduate of the United States Air Force Academy, who took up flying after leaving the Air Force and is now flying internationally for Delta Airlines.

Videogames: A $100B+ Growth Market



$91.8Bn
28%
6%
30%
3%
9%
24%
MOBILE $30.4 Bn
2015
$99.6Bn
27%
5%
29%
2%
10%
27%
MOBILE $36.9 Bn
2016
$106.5Bn
26%
5%
28%
1%
10%
30%
MOBILE $42.5 Bn
2017
$112.5Bn
26%
4%
27%
1%
11%
32%
MOBILE $47.4 Bn
2018
$118.6Bn
25%
4%
26%
1%
11%
34%
MOBILE $52.5 Bn
2019
©2016 Newzoo
Smartphone
Tablet
Handheld
TV/Console
Casual Webgames
PC/MMO

Sources:
- New Zoo
- Bloomberg
- CNBC

20

GAMING AUDIENCE

42% of all Americans play Video Games more than 3 hours per week

39%
of the most frequent gamers play social games

Top three types of video games that the most frequent gamers play most often:

31%	30%	30%
Social Games	Action	Puzzle/Board Game/Card Game/Game Shows

TOP DEVICES MOST FREQUENT GAMERS USE TO PLAY GAMES:
PC (62%), DEDICATED GAME CONSOLE (56%), SMARTPHONE (35%), WIRELESS DEVICE (31%), DEDICATED HANDHELD SYSTEM (21%)

Top three types of video games that the most frequent gamers play most often on their wireless or mobile devices:

31%	14%	5%
Social Games	Puzzle/Board Game/Card Game/Game Shows	Action

The average game player is **35** years old



26%
30%
17%
27%

AGE
of Game Players
26% under 18 years
30% 18-35 years
17% 36-49 years
27% 50+ years

44%
56%

GENDER
of Game Players
56% male
44% female

Women age 18 or older represent a significantly greater portion of the game-playing population (33%) than boys age 18 or younger (15%)

The most frequent FEMALE GAME PLAYER is on average **43 years old** and the average MALE GAME PLAYER is **35 years old**

The average number of years gamers have been playing video games: **13**





Source: 2015 Sales, Demographic, and Usage Data, Essential Facts About the Computer and Video Game Industry, Entertainment Software Association

DIGITAL ONLY FUTURE

RETAIL VIDEO GAME SALES DIMINISH YEAR-OVER-YEAR



Recent Digital* and Physical Sales Information
29%
32%
41%
47%
52%
71%
68%
59%
53%
48%
TOTAL DIGITAL FORMAT
TOTAL PHYSICAL FORMAT
2010
2011
2012
2013
2014
Source: The NPD Group/Games Market Dynamics: U.S.
*Digital format sales include subscriptions, digital full games, digital add-on content, mobile apps and social network gaming.

Source: 2015 Sales, Demographic, and Usage Data, Essential Facts About the Computer and Video Game Industry, Entertainment Software Association

MOBILE VIDEO GAMES STILL GROWING



Global Games Market 2012-2017
Total & Mobile Game Revenues
TOTAL MARKET
MOBILE GAMES
2013 $75.5 Bn
2013 $17.6 Bn
2013-2017 CAGR
+8.1%
+19.1%
2017 $102.9 Bn
2017 $35.4 Bn
$Bn
$70.4
$75.5
$81.4
$88.4
$95.2
$102.9
$12.7
$17.6
$21.8
$26.3
$30.7
$35.4
18%
23%
27%
30%
32%
34%
2012
2013
2014
2015
2016
2017
newzoo
© 2014 Newzoo Global Games Market Report | May 2014

Source: NewZoo, Global Games Market Will Reach $102.9 Billion in 2017, May 15, 2014 (https://newzoo.com/insights/articles/global-games-market-will-reach-102-9-billion-2017-2/)



TOTAL GAMES ON STEAM
Stacked
Stream
Expanded
Paid games
Free-to-play games
2,537,098,868
2,000,000,000
1,500,000,000
1,000,000,000
500,000,000
0
04/07/2015
07/16/2015
10/24/2015
02/01/2016
05/11/2016
08/19/2016
11/27/2016
05/29/2017
04/03/2016
Free-to-play games 520,316,271
Paid games 1,256,676,837

STEAM STATS

Active users (2 weeks): 39,122,638 ± 178,057
Active users (total): 230,665,771 ± 298,268
Playtime (2 weeks): 21:32 (average)
96,213 years, 10 months, 19 days (total)
Playtime (total): 324:38 (average)
8,548,441 years, 8 months, 20 days (total)
Total games owned: 2,519,018,551
Average games per user: 10.92
Profiles queried in the last 3 days: 1,725,188
Games in the database: 14,726
Countries in the database: 254

APPENDIX



EXHIBIT E

Video Transcript

EXHIBIT E – VIDEO TRANSCRIPTS

Red Crimes: Hidden Murders Solving the Crimes Intro
https://www.youtube.com/watch?time_continue=2&v=9WDs7LFrGLg

[No voice over]

Text on screen reads:
In some places, justice is helpless
And the corrupt are beyond redemption
Are you a witness?
Or are you here to solve the case?

[Demo of game play]

WarBirds Simulation
https://www.youtube.com/watch?v=VFDFF-MPky0

"Check your six"

[No voice over]

[Demo of game play]

M4 Tank Brigade Action Video//Now on Steam!
https://www.youtube.com/watch?v=hpU0NPpxOuA

[No voice over]

Text on screen reads:
Jump between tanks to stay in the action
Manage your tanks with a tactical map
Launch airstrikes
Fire artillery barrage
Control Four tanks at once
Play against thousands of tank enthusiasts
Invite your friends!
Download M4 Tank Brigade Today!

[Demo of game play]

Bow Hunter 2017 Mobile Simulation - Stalking Kill in American SW
https://www.youtube.com/watch?v=W4_oWasF7fs

[No voice over]

[Demo of game play]